Exhibit (a)(1)(xi)

News Release	The Procter & Gamble Company One P&G Plaza Cincinnati, OH 45202

FOR IMMEDIATE RELEASE

PROCTER & GAMBLE ANNOUNCES FINAL PRORATION FACTOR OF 7.89144%

FOR SHARES TENDERED IN THE FOLGERS EXCHANGE OFFER

Updates Q2 and Fiscal Year EPS Guidance for Estimated Gain

CINCINNATI, Nov. 10, 2008 — The Procter & Gamble Company (NYSE: PG) today announced that the final proration factor related to the exchange offer in connection with the separation of P&G’s Folgers coffee subsidiary is 7.89144%. A total of 484,121,230 P&G common shares were validly tendered in exchange for 63,166,532 shares of Folgers common stock.

Folgers was formerly a wholly owned subsidiary of P&G. On November 6, 2008, pursuant to the previously announced merger, a subsidiary of The J. M. Smucker Company (NYSE: SJM) merged with and into Folgers, with Folgers surviving as a wholly owned subsidiary of Smucker.

Under the terms of the offer, 1.6342 shares of Folgers common stock were exchanged for each share of P&G common stock accepted in the offer. Following the merger, each share of Folgers common stock automatically converted into the right to receive one Smucker common share. The Smucker common shares issued in the Folgers merger represent approximately 53.5 percent of the Smucker common shares that are outstanding after the merger.

P&G accepted 38,652,878 shares of P&G common stock for exchange in the exchange offer. Of the 484,121,230 shares of P&G common stock validly tendered, 487,109 shares were tendered by odd lot shareholders not subject to proration. Shares of P&G common stock validly tendered by each tendering P&G shareholder other than odd lot shareholders tendering their entire position were exchanged for shares of Folgers common stock on a pro-rata basis. Shares of P&G common stock tendered but not exchanged due to proration will be returned to tendering shareholders.

Under the terms of the offer, fractional Smucker common shares will not be issued. Instead, fractional shares will be aggregated and sold, and the net cash proceeds of such sale will be distributed to tendering P&G shareholders otherwise entitled to fractional interests.

Morgan Stanley & Co. Incorporated served as the dealer manager for the exchange offer.

Based on actual proceeds from the transaction, P&G now expects the gain from the Folgers transaction to be approximately $0.63 per share, an increase of $0.13 per share from the previous estimate of $0.50 per share. Based on the new estimate, the company now expects earnings per share of $1.58 to $1.63 for the October – December quarter and $4.28 to

$4.38 for the 2009 fiscal year. P&G plans to announce the final gain on the transaction as part of its report of December quarter results, which is currently scheduled for January 30, 2009.

About Procter & Gamble

Three billion times a day, P&G brands touch the lives of people around the world. The company has one of the strongest portfolios of trusted, quality, leadership brands, including Pampers®, Tide®, Ariel®, Always®, Whisper®, Pantene(R), Mach3®, Bounty®, Dawn®, Gain®, Pringles®, Folgers®, Charmin®, Downy®, Lenor®, Iams®, Crest®, Oral-B®, Actonel®, Duracell®, Olay®, Head & Shoulders®, Wella®, Gillette®, Braun® and Fusion®. The P&G community includes approximately 138,000 employees working in over 80 countries worldwide. Please visit http://www.pg.com for the latest news and in-depth information about P&G and its brands.

Forward-Looking Statements

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on financial data, market assumptions and business plans available only as of the time the statements are made, which may become out of date or incomplete. We assume no obligation to update any forward-looking statement as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain, and investors must recognize that events could differ significantly from our expectations. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers and to achieve the cost and growth synergies in accordance with the stated goals of these transactions; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, intellectual property, and competition law matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company’s outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt, interest rate and commodity cost exposures and significant credit or liquidity issues; (8) the ability to manage continued global political and/or economic uncertainty and disruptions, especially in the Company’s significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to a global or regional credit crisis or terrorist and other hostile activities; (9) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products; (10) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (11) the ability to successfully manage increases in the prices of raw materials used to make the Company’s products; (12) the ability to stay close to consumers in an era of increased media fragmentation; and (13) the ability to stay on the leading edge of innovation and maintain a positive reputation on our brands. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Additional information

Smucker and Folgers have filed registration statements with the U. S. Securities and Exchange Commission (“SEC”) registering the shares of Folgers common stock and Smucker common shares to be issued to P&G shareholders in connection with the Folgers transaction. In connection with the exchange offer for the shares of common stock of Folgers, P&G filed on October 8, 2008 a tender offer statement with the SEC. P&G shareholders are urged to read the prospectus included in the registration statements, the tender offer statement and any other relevant documents, because they contain important information about Smucker, Folgers and the transaction. The prospectus, tender offer statement and other documents relating to the transaction can be obtained free of charge from the SEC’s website at www.sec.gov. The documents can also be obtained free of charge from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253, or from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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P&G Media Contact:

Jennifer Chelune, 513.983.2570

P&G Investor Relations Contacts:

Mark Erceg, 513.983.2414

John Chevalier, 513.983.9974